
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2012

SEC FILE NUMBER
8- 41256

FACING PAGE   Washington, DC 140

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2011___ AND ENDING___December 31, 2011___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Funds Distributor, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street

(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick D. Grecco   (617) 422-4654
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

Two Financial Center, 60 South Street	Boston	MA	02111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Patrick D. Grecco_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Pioneer Funds Distributor Inc._____ , as

of ___December 31_____ , 20 _11___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

STANLEY A. NAUMNIK, JR.
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 3, 2017

_____
Signature

_____
VP and Corporate Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Financial Statements and Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of Pioneer Funds Distributor, Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and comprehensive income, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Funds Distributor, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 27, 2012

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Financial Condition

December 31, 2011

(Dollars in thousands)

Assets

Cash and cash equivalents (note 2)	$	42,352
Receivables:		
From securities brokers and dealers for sales of mutual fund shares		53,750
From the Pioneer Family of Mutual Funds		107
Due from affiliates (note 8)		53,039
Other		567
Dealer advances (net of accumulated amortization of $8,634) (note 9)		2,159
Prepaid service fees (net of accumulated amortization of $3,078) (note 9)		719
Deferred tax assets (note 4)		1,655
Other assets		903
Total assets	$	155,251

Liabilities and Stockholder's Equity

Payable to the Pioneer Family of Mutual Funds for fund shares sold	$	53,750
Accrued compensation and related benefits		5,410
Accrued expenses and accounts payable		1,426
Due to affiliates (note 8)		154
Deferred tax liabilities (note 4)		904
Distribution and service fees due to brokers and dealers		15,707
Total liabilities		77,351
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Paid-in capital (notes 6 and 7)		243,912
Accumulated deficit		(166,012)
Total stockholder's equity		77,900
Total liabilities and stockholder's equity	$	155,251

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Operations

Year ended December 31, 2011

(Dollars in thousands)

Related party revenues (note 8):		
Marketing and promotional services	$	99,100
Other		4,964
Revenues and other income (note 2):		
Distribution revenues		3,985
Commissions		3,112
Other income		26
Total revenues and other income		111,187
Related party expenses (note 8)		14,678
Distribution and administrative expenses:		
Compensation and related benefits		40,892
Sales and marketing		34,277
Depreciation and amortization		7,414
Rent and facilities expenses		2,222
Data processing		2,111
Travel and entertainment		1,148
Share-based compensation (note 6)		122
Other		3,030
Total distribution and administrative expenses		105,894
Income before provision for income taxes		5,293
Provision for income taxes (note 4)		2,827
Net income	$	2,466

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Statement of Changes in Stockholder's Equity and Comprehensive Income

Year ended December 31, 2011

(Dollars in thousands)

	Common stock number of shares		Amount		Paid-in capital		Accumulated deficit		Total stockholder's equity		Comprehensive income
December 31, 2010	510	$	—	$	243,790	$	(168,478)	$	75,312		
Net income	—		—		—		2,466		2,466	$	2,466
Capital contribution (note 7)	—		—		122		—		122		—
Comprehensive income	—		—		—		—		—	$	2,466
December 31, 2011	510	$	—	$	243,912	$	(166,012)	$	77,900		

See accompanying notes to financial statements.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Statement of Cash Flows

Year ended December 31, 2011

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	2,466
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes, net		(161)
Depreciation and amortization		7,414
Share-based compensation		122
Changes in operating assets and liabilities:		
Decrease in receivable from the Pioneer Family of Mutual Funds		23
Decrease in due from affiliates, net		34
Increase in other receivables		(155)
Increase in dealer advances, net		(5,087)
Increase in prepaid service fees, net		(1,696)
Decrease in other assets		23
Decrease in accrued compensation and related benefits		(887)
Increase in accrued expenses and accounts payable		267
Decrease in distribution and service fees due to brokers and dealers		(3,316)
Net cash used in operating activities		(953)
Net decrease in cash and cash equivalents		(953)
Cash and cash equivalents, beginning of year		43,305
Cash and cash equivalents, end of year	$	42,352

See accompanying notes to financial statements.

5

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

(1) Nature of Operations and Organization

(a) Nature of Operations

Pioneer Funds Distributor, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC).

(b) Organization

The Company is a wholly owned subsidiary of Pioneer Investment Management, Inc. (PIM). PIM is a wholly owned subsidiary of Pioneer Investment Management USA Inc. (PIM USA), which is a wholly owned subsidiary of Pioneer Global Asset Management S.p.A. (PGAM). PGAM is a global asset management holding company and is a wholly owned subsidiary of UniCredit Group S.p.A. (UCG).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts are expressed in U.S. dollars unless otherwise specified.

(b) Recognition of Revenue and Expenses

The Company's revenue is largely dependent on the total value and composition of assets under management of PIM USA and its subsidiaries, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

Distribution revenues include distribution fees earned based on an annual rate of 0.75% of net assets of Class B and Class C shares of the Pioneer Funds (0.50% per annum for Class R shares). In addition, a service fee at an annual rate of 0.25% is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. In subsequent years, these distribution and service fees are collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. Commissions consist of underwriting commissions and commissions as dealer earned from the distribution of Class A Pioneer Funds' shares and are recorded as income on

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

the trade (execution) date. Variable annuity commissions are earned on the distribution of variable annuity contracts. Other income primarily consists of interest and dividend income. Related-party revenue primarily consists of income earned from other PGAM affiliates (see note 8). Operating expenses are recorded on the accrual basis.

(c) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days. Cash and cash equivalents at December 31, 2011 consist of cash of $42,352 segregated in accordance with FINRA regulations, including amounts in the Pioneer Cash Reserves Fund of $35,000.

(d) Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires new disclosures about purchases, sales, issuances, and settlements within the Level 3 fair value roll forward. The new disclosures are effective for interim and annual reporting periods beginning after December 31, 2010, and for interim periods within those fiscal years. The adoption on January 1, 2011 of the additional disclosure requirements of ASU 2010-06 did not materially impact the Company's financial statements.

(e) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated using average exchange rates. Gains and losses realized on foreign currency transactions principally relate to the settlement of share-based payment arrangements and intercompany arrangements and are included in the determination of net income.

(f) Valuation of Financial Instruments

The Company considers liquidity and readily available market quotations when estimating the fair value of financial instruments. The carrying amount of the Company's financial instruments, as stated in the accompanying statement of financial condition, approximates fair value.

(g) Comprehensive Income

Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources.

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

(h) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation computed on a straight-line basis over the estimated useful lives, which range between three and five years for furniture and fixtures and over the lease term for leasehold improvements. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. At December 31, 2011, premises and equipment included in other assets amounted to $60, net of accumulated depreciation of $993. Depreciation expense for the year ended December 31, 2011 was $60 and is included in depreciation and amortization in the accompanying statement of operations.

(i) Concentrations of Credit Risk

The Company is primarily engaged in the selling of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(j) Legal and Other Loss Contingencies

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities are not discounted.

(k) Share-Based Compensation

Certain employees of the Company are eligible to participate in various stock option and incentive compensation plans established by PGAM. Stock option awards under these plans are classified as liability awards. Liability classified awards are recognized at estimated fair value at the date of grant, and the Company recognizes compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period, which is generally the vesting period. Options are remeasured and the liability is adjusted accordingly at each reporting date through the date of settlement. Consequently, compensation cost recognized at each reporting date during the vesting period (as well as during each period thereafter through the settlement date) will vary based on the changes in the award's fair value.

An increase in the fair value of an award will increase compensation cost (i.e., expense) whereas a decrease in the fair value of an award is recorded as a reduction in compensation cost (i.e., benefit) in the statement of operations.

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

As these plans have been established by PGAM and not the Company, compensation expense recognized in the accompanying statement of operations is reflected as a contribution to paid-in capital in the statement of changes in stockholder's equity and comprehensive income. See note 6 for further discussion.

Share-based compensation expense for the year ended December 31, 2011 was $122 and is included in Share-based compensation in the Statement of Operations.

(l) *Income Taxes*

The Company follows the provisions of FASB Accounting Standards Codification (ASC) 740 (FIN 48), *Accounting for Uncertain Tax Positions*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. U.S. GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

(m) *Subsequent Events*

The Company follows the provisions of FASB ASC 855, *Subsequent Events*, effective for interim or annual financial periods ending after June 15, 2009, which was intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. Pursuant to the adoption of ASC 855, the Company evaluated all subsequent events through February 27, 2012, which coincides with the date that the financial statements are available to be issued.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

(3) Net Capital and Reserve Requirements

As a distributor and underwriter, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined under Rule 15c3-1. Net capital may fluctuate on a daily basis. The Company uses the Alternative Standard as its method of net capital computation. The Company's net capital, as computed under Rule 15c3-1, was $18,881 at December 31, 2011, which exceeds required net capital of $250 by $18,631.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements through a special account for the benefit of customers.

(4) Income Taxes

PIM USA files a consolidated federal income tax return with its direct and indirect domestic subsidiaries, including the Company. Consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation.

Income tax expense consisted of the following:

Current:		
Federal	$	2,413
State		575
		2,988
Deferred:		
Federal		(108)
State		(53)
		(161)
Total tax expense	$	2,827

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

The provision for income taxes, as stated as a percentage of income before income taxes, consists of the following:

Federal statutory tax rate	35.00%
Changes in tax rate resulting from:	
Nondeductible items (i.e., meals, entertainment, etc.)	9.20
State income tax (net of effect on federal income tax)	6.40
Change in valuation allowance	1.02
Other, net	1.79
Effective tax rate	53.41%

In keeping with Company policy, current year state income tax includes net worth/franchise taxes of $110.

The Company follows the provisions of ASC 740 (FIN 48). The liability for unrecognized tax benefits at December 31, 2011 of $141 includes accrued interest and penalties of $25 of which approximately $4 was recognized in the statement of operations in 2011. The Company does not expect that a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The 2008 – 2010 tax years remain open to examination by the major jurisdictions in which the Company is subject to tax.

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying statement of financial condition comprise net deferred tax assets of approximately $751. The approximate income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	871
Depreciation		655
Capital loss carryforward		208
Other		45
		1,779
Valuation allowance		(124)
Total deferred tax assets		1,655
Deferred tax liabilities:		
Dealer advances		(830)
Net deferred intercompany gains on marketable securities		(74)
		(904)
Net deferred tax asset	$	751

At December 31, 2011, the Company had a valuation allowance of $124, an increase of $54 over the prior year. The Company does not have sufficient evidence to determine if sufficient capital gains will be generated in future tax periods and, therefore, has recorded a valuation allowance against the capital loss deferred tax asset. The capital losses expire in 2014.

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize the deferred income tax assets existing at December 31, 2011. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

PIM USA and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (the Benefit Plans) qualified under Section 401 of the Internal Revenue Code. PIM USA makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. PIM USA contributes to the retirement benefit plan an amount that would purchase a certain

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

targeted monthly pension benefit at the participant's normal retirement date. Participants in the savings and investment plan may voluntarily contribute up to 50% of their compensation, and PIM USA will match this contribution up to 2.5% of eligible compensation. Prior to July 1, 2011, this contribution percentage was 2.0%. The Company's allocated expenses under the Benefit Plans amounted to approximately $1,480 for the year ended December 31, 2011, and are included as a component of compensation and related benefits in the accompanying statement of operations.

(6) Incentive Plans

PIM USA and its subsidiaries do not have a share-based compensation plan for its employees, but certain senior executives of the Company participate in several of PGAM's incentive plans. In 2001, PGAM's Board of Directors approved the 2001 Long Term Incentive Plan (2001 LTIP) for key employees of PGAM and its subsidiaries. Each 2001 LTIP option has a three-year cliff vesting period, and expiration of each grant is 10 years after grant date. Exercises of LTIP options may be settled in shares of PGAM stock or in cash, but have generally been cash settled. The options were granted at a strike price corresponding to the estimated fair value of a common share of PGAM's stock at each grant date. Following the exhaustion of the 5,000,000 options initially reserved for issuance under the 2001 LTIP, in September 2004, PGAM's Board of Directors approved a new Medium Term Incentive Plan (MTIP) under which PGAM awarded new options to key employees. Options under MTIP are broadly similar to the 2001 LTIP stock options. Differences between the two plans are a shorter vesting period of less than three years and the requirement for the settlement of MTIP option exercises to be in cash, as MTIP awards are subject to a combination of call and put option agreements with UCG. All unexercised options under the 2001 LTIP and MTIP expired during the year ended December 31, 2011.

Other than transfers of options from Affiliates for seconded employees and the expiration of the 2001 LTIP and MTIP, there were no stock option transactions during the year ended December 31, 2011. Outstanding and exercisable stock options under the 2001 LTIP and MTIP plans are as follows:

	Shares		Weighted average exercise price
Outstanding at January 1, 2011	1,745	€	49.81
Transferred from Affiliates during 2011	6,261	€	48.23
Expired during 2011	(8,006)	€	48.58
Outstanding at December 31, 2011	—	€	—

For the year ended December 31, 2011, there were no share – based liability payments made by PIM USA in connection with the Company's participation in these plans.

In December 2005, PGAM's Board of Directors approved the 2005 Long Term Incentive Plan (2005 LTIP). The 2005 LTIP provides for the payment of a cash incentive that is determined on a basis of an

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

index that reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Units granted under the 2005 LTIP are linked to a weighted variation in the index, have a three-year vesting (cliff vest) period, and expire ten years from the grant date.

Stock option transactions under the 2005 LTIP are as follows:

	Shares		Weighted average exercise price
Outstanding at January 1, 2011	7,218,855	€	1.00
Transferred from Affiliates during 2011	2,048,942	€	1.00
Outstanding at December 31, 2011	9,267,797	€	1.00
Exercisable at December 31, 2011	9,267,797	€	1.00

The aggregate intrinsic value of the stock options outstanding as of December 31, 2011 under the 2005 LTIP plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were 9,267,797 exercisable stock options under the 2005 LTIP plan as of December 31, 2011. The weighted average remaining life of the stock options outstanding under the 2005 LTIP plan is approximately 4.9 years.

In October 2008, PGAM's Board of Directors approved the 2008 Long Term Incentive Plan (2008 LTIP). The 2008 LTIP comprise two components, Units of Profit (options) and Units of Investment. The options provide for the payment of a cash incentive that is determined on a basis of an index, which reflects, among other things, the UCG stock appreciation and the profitability of the consolidated PGAM Group of Companies. Options granted under the 2008 LTIP are linked to a weighted variation in the index and have a 38-month vesting period (cliff vest) expiring 74 months from the grant date. The Unit of Investment component provides participants with the right to receive a cash payment, upon vesting, equal to the award amount of €1 per each unit, adjusted for the performance of each participant's self-directed Measurement Fund(s). The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vest on April 30, 2012.

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

Other than the forfeitures indicated below, there were no stock options or units of investment transactions under the 2008 LTIP plan during the year ended December 31, 2011. Outstanding and exercisable stock options and units of investment under the 2008 LTIP plan are as follows:

	Shares	Units of Investment	Total
Outstanding at January 1, 2011	1,488,269	992,180	2,480,449
Transferred from Affiliates during 2011	1,065,922	710,615	1,776,537
Forfeitures during 2011	(201,118)	(134,078)	(335,196)
Outstanding at December 31, 2011	2,353,073	1,568,717	3,921,790
Exercisable at December 31, 2011	—	—	—

The aggregate intrinsic value of the stock options outstanding as of December 31, 2011 under the 2008 LTIP plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were no exercisable stock options under the 2008 LTIP plan as of December 31, 2011. The weighted average remaining life of the stock options outstanding under the 2008 LTIP plan is approximately 1.9 years.

In November 2009, PGAM's Board of Directors approved the 2009 Long Term Incentive Plan (2009 LTIP). The 2009 LTIP comprise solely Units of Investment granted effective in January 2010. The Units of Investment provide participants with the potential right to receive a cash payment, upon vesting, equal to the award amount of €1 per unit, adjusted for a Performance Matrix Assessment, as carried out by the Board or delegated corporate body at the end of the three-year performance cycle (fiscal year 2010, 2011, and 2012). The Performance Matrix Assessment has two Key Performance Indicators: performance of each participant's self-directed Measurement Fund(s) versus their designated benchmarks, and a measurement of PGAM's Nonproprietary Channel revenue growth versus established budgets. The Measurement Funds are used for measurement purposes only, and shall not be considered as an actual investment in any such fund. Measurement Funds are selected by PGAM, and may be substituted, added, or discontinued at any time. The Units of Investment vest on March 31, 2013. The 2009 LTIP was amended during 2010 to remove the Performance Matrix Assessment, mentioned above.

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

Outstanding and exercisable stock options under the 2009 LTIP plan are as follows:

	Units of Investment		Weighted average exercise price
Outstanding at January 1, 2011	535,000	€	1.00
Transferred from Affiliates during 2011	275,000	€	1.00
Forfeitures during 2011	(75,000)	€	1.00
Outstanding at December 31, 2011	735,000	€	1.00
Exercisable at December 31, 2011	—		

The aggregate intrinsic value of the stock options outstanding as of December 31, 2011 under the 2009 LTIP plan is $0, computed using the base index of one euro in accordance with the terms of the plan. There were no exercisable stock options under the 2009 LTIP plan as of December 31, 2011. The weighted average remaining life of the stock options outstanding under the 2009 LTIP plan is approximately 1.25 years.

The fair value of each option is estimated using a Hull-White binomial or trinomial model specific for employee stock options valuation method. Assumptions about the stock price volatility and dividend yield have been based on the data related to 10 comparable U.S. based publicly traded asset management companies. The expected term of the option is based on the Company's historical data such as employee option exercise and employee past-vesting departure behavior. The risk free rate for the expected term of the option is based on a zero coupon euro-denominated yield curve. These options related to these plans are remeasured at each reporting date through the date of settlement.

	2005 LTIP	2008 LTIP	2009 LTIP
Expected term of options (years)	3	3	3
Volatility	26.20%	26.20%	26.20%
Risk free rate (zero coupon curve)	1.51	1.76	1.76
Dividend yield	0.22	0.22	0.22

(7) Capital Contributions

Certain intercompany and affiliate transactions among the Company, PIM, and PIM USA principally relating to share-based compensation, are recorded as contributions of capital in the accompanying statement of changes in stockholder's equity and comprehensive income. For the year ended December 31, 2011, the underlying transactions relating to share-based compensation awards totaled $122.

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

(8) Related-Party Transactions

The Company has a service agreement with PIM to provide for the payment of certain of the Company's overhead expenses. Additionally, PIM provides management, marketing support, systems, software, and other administrative services to the Company. In connection with a separate service agreement, the Company charges PIM a fee to provide certain marketing and promotional services. For the year ended December 31, 2011, amounts allocated to PIM amounted to $99,100 and are classified as marketing and promotional services revenue in the accompanying statement of operations.

The Company also has an expense sharing agreement with PIM USA in which the Company is allocated a pro rata portion of certain general and administration expenses incurred by PIM USA. These expenses include professional fees, space expenses, and other general operating expenses. For the year ended December 31, 2011, the Company was allocated $12,133, as follows:

Compensation and related benefit expenses	$	8,474
Professional services and facilities related expenses		3,514
Other general and administrative expenses		145
	$	12,133

Other related-party revenue of approximately $4,964 includes amounts the Company earned from other PGAM affiliates for marketing, salaries, and operating expenses incurred on their behalf. Approximately $2,545 has been included in related-party expenses as reimbursements to affiliates for operating expenses incurred on the Company's behalf. All transactions with PIM, PGAM, and other affiliates are charged or credited through intercompany accounts and may not be the same as those, which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the Internal Revenue Service's transfer pricing regulations.

(9) Dealer Advances and Prepaid Service Fees

Certain of the Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class B and Class C shares), and no load shares (Class R, Class Y, and Class Z shares). Class B shares do not require the investor to pay any sales charge unless there is a redemption within five years. Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker dealers of up to 4.00% of the sales transaction amount on Class B shares and 1.00% on Class C shares. The participating Pioneer Funds pay the Company distribution and service fees based on their net assets invested in Class B, Class C, and Class R shares, subject to annual renewal by the participating Pioneer Funds' Board of Trustees. The distribution fee is 0.75% per annum for Class B and Class C shares, and 0.50% per annum for Class R shares. A service fee of 0.25% per annum is paid to the Company for Class B and Class C shares, and in the case of Class R shares, a service fee of up to 0.25% per annum may be charged. In addition, the Company is paid a CDSC

PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

on Class B and Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at declining rates ranging starting at 4.00% on the Class B shares and 1.00% for Class C shares.

The Company capitalizes and amortizes Class C dealer advances for financial statement purposes over a 12-month period. The Company deducts the dealer advances in full for tax purposes in the year such advances are paid. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as revenue. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(10) Commitments and Contingencies

The Company, PIM, PIM USA, PGAM, and UCG are subject to claims pursuant to U.S. lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant.

On January 15, 2009, PIM USA was served with a Complaint filed (on July 14, 2008) by Frank Foy, a former employee of the state of New Mexico, and Foy's wife, concerning certain investments made by two state pension funds, the New Mexico Educational Retirement Board (ERB) and the State of New Mexico Investment Council (SIC) in Vanderbilt Financial, LLC (VF)[1], a capital vehicle managed by Vanderbilt Capital Advisors, LLC (VCA), a wholly owned subsidiary of PIM USA (the Foy Litigation). The Foys brought this lawsuit under the state's qui tam statute, the New Mexico Fraud Against Taxpayers Act (FATA), which allows private citizens to bring an action on behalf of the state to recover money or property and rewards the successful plaintiffs with a share of the recovery. The complaint also stated claims under the state's Unfair Practices Act. (UPA). VF, VCA, PIM USA, and several current or former directors and officers of the affiliated entities, along with PGAM and UCG, are named as defendants (Group), along with law firms, external auditors, investment banks and officials of the state of New Mexico.

The plaintiffs in the Foy Litigation allege that the Group and other defendants fraudulently induced the pension funds to invest in VF by furnishing false information about the nature of the investments and further, that certain improper payments were made to a political associate of the Governor of New Mexico. Originally, the claimed damages were the initial investment of $90 million plus lost profits of $30 million, which trebled under FATA, brought the claim to $360 million plus attorneys fees and costs. On March 8, 2010, the plaintiffs filed a purported amended complaint seeking to add one additional plaintiff, several additional defendants, and over 50 additional counts. Foy also sought to put at issue other CDO transactions involving VF in which the State Investment Counsel invested, bringing the claim for damages (after trebling) to $864 million. The defendants challenged whether the amended complaint was properly filed and urged the court to rule promptly on the previously submitted motions to dismiss.

---

[1] VF was liquidated in January 2010. A notice of dissolution was filed with the court at that time.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

On April 28, 2010, the trial court judge issued an order dismissing all of the claims in the original complaint, holding that retroactive application of FATA to the alleged conduct, all of which occurred prior to the statute's passage, would be unconstitutional. The judge also dismissed the UPA claims. A month later, the Foys filed motions asking the judge to reconsider the dismissal or, alternatively, to certify for interlocutory appeal the legal question regarding retroactive application of FATA. The defendants opposed the motions, and the judge issued his decisions on September 2, 2010. He certified the question for appeal, and ordered the plaintiffs to strip the amended complaint of all allegations that were inconsistent with his rulings in the case. On October 21, 2010, the Court of Appeals refused the Foys' request for an interlocutory appeal. On February 7, 2011, the trial court issued an order permitting Foy to proceed on the claims remaining in the Amended Complaint. The Group defendants filed motions to dismiss the remaining claims and the individual defendants, PGAM and UCI renewed their motions to dismiss for lack of personal jurisdiction. In May, the New Mexico Attorney General's office intervened and filed a motion for partial dismissal of all claims in the case relating to alleged improper payments made in connection with the SIC's investments in Vanderbilt products, which motion was granted on December 20, 2011.

In August 2011, a related development occurred in a second lawsuit brought by Foy against another group of financial services companies involved in management of NM pension fund investments, Foy v. Austin Capital Management (Austin). The Austin court followed Foy by refusing to allow retroactive application of FATA, but the NM Court of Appeals announced that it would hear the issue on appeal in Austin. Whatever is decided in Austin will also become the law of the case in Foy.

On October 4, 2011, the Court issued identical orders deferring decision on all defendants' personal jurisdiction motions and permitting discovery to go forward on facts relevant to those motions. On January 27, 2012, the Court denied the Group defendants' motion to dismiss the remaining claims, and permitted discovery to go forward on facts relevant to the substantive issues in the case.

At the present time neither the Group nor outside legal counsel is able to provide a conclusion on the outcome or provide a reasonable estimate of the range of possible loss, if any, attributable to the Foy Litigation or the impact, if any, it may have on PIM USA's financial results. Accordingly, PIM USA has not established a reserve specific to this matter at December 31, 2011.

On January 14, 2010, PIM USA was served with a related class action/derivative lawsuit brought by lead plaintiff Donna Hill, an employee of New Mexico State University, on behalf of herself and other participants in the ERB pension fund (the Hill Litigation). A "copy-cat" suit exactly paralleling the Hill Litigation was filed in February 2010 by another ERB pension fund participant, Michael Hammes (the Hammes Litigation). Both the Hill Litigation and the Hammes Litigation make factual allegations similar to those made in the Foy Litigation, but bring claims under common law theories of fraud, breach of fiduciary duty (against the ERB members) and aiding and abetting breaches of duty by the ERB members.

The Hill Litigation and the Hammes Litigation complaints originally named VCA, VF, PIM USA and various current or former individual officers and directors of VCA, VF and/or PIM, as well as the ERB board members and other parties unconnected to the Group. In February 2010, the Hill Litigation was

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

removed to New Mexico federal district court. The parties in the Hammes Litigation, which remains in state court, have agreed to extend the deadline for the defendants to respond, while the Hill Litigation proceeds. Subsequently, the parties in the Hill Litigation agreed to dismiss the individual Group defendants and PIM USA without prejudice. Neither complaint specified the amount of damages at issue, but in any event, these would be subsumed in the total claimed in the Foy Litigation.

On August 31, 2010, the Group defendants filed a motion to dismiss all of the claims in the Hill Litigation. Plaintiffs opposed the motion, and after a hearing in October, the Hill Court issued a lengthy opinion dismissing the federal court case for lack of subject matter jurisdiction and remanding it to state court. The Hill plaintiffs are appealing this ruling.

At the present time, neither the Group nor outside legal counsel is able to provide a conclusion on the outcome or provide a reasonable estimate of the range of possible loss, if any, attributable to the proceedings or the impact, if any, it may have on the PIM USA's financial results. Accordingly, the Company has not established a reserve specific to this matter at December 31, 2011.

In early 2011, PIM USA received notice that VCA had been named as a defendant in litigation filed in Indiana state court on September 29, 2010, by the state's Acting Commissioner of Insurance, Stephen Robertson, along with co-defendant, Vanderbilt Avenue Asset Management LLC (VAAM). PIM USA accepted service of the Complaint on January 25, 2011. VAAM is the institutional asset manager set up by a former VCA employee who bought VCA's New York institutional business in 2008. At the time of the sale, the largest investor being managed out of New York was Capital Assurance Corporation (CAC), the 100% owner of the Standard Life Insurance Company of Indiana, which had been undergoing severe financial and regulatory problems. In 2008, the Commissioner took control of Standard Life's assets and was appointed Rehabilitator.

The "Indiana Litigation" states claims of breach of fiduciary duty and unjust enrichment against certain senior managers of CAC and Standard Life, and breach of contract, breach of fiduciary duty and violations of the Indiana Securities Act against VAAM and VCA as investment managers for CAC. The Commissioner is seeking return of all management fees paid to VAAM and VCA, plus an unspecified amount of losses (net of profits), plus interest. VCA and VAAM and the other defendants filed motions to dismiss, which were denied on December 4, 2011. Discovery discussions should begin shortly.

The same law firm defending the Group defendants in the New Mexico cases, has been engaged to defend VCA in the Indiana Litigation, and has been instructed to contact the Commissioner's counsel to accept service and to pursue a joint defense with VAAM. VAAM has its own counsel, and although there are mutual indemnification arrangements in place, VAAM and VCA will each pay its own cost of defense. Any discussion of ultimate liability, if any, will be postponed until the conclusion of the case.

(Continued)

PIONEER FUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Notes to Financial Statements

December 31, 2011

(Dollars in thousands)

In early November 2011, a complaint was filed in New Mexico state court by Bruce Malott, the former chair of the NM Educational Retirement Board "(ERB) and one of PIM USA's co-defendants in Foy. The defendants in Malott v. Correra, et. al. include PIM USA, Vanderbilt Capital Advisors, LLC (VCA), Vanderbilt Financial Trust (VF) and two individuals who at the time of the actions at issue were officers of VCA (Company defendants). Malott alleges that his reputation and business were ruined by his unwitting involvement in the "pay to play" scandal involving lead defendants Marc and Anthony Correra, and that he was the victim of a conspiracy in which all of the other defendants participated. The Complaint states claims against the PIM USA defendants for violations of the NM RICO statute, breach of fiduciary duty, fraud, negligent misrepresentation, civil conspiracy and violations of the NM Unfair Practices Act. No damages amount has been specified. To date, none of the Group's defendants has been served.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer Investment Management, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

December 31, 2011

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	77,900
Deduct nonallowable assets:		
Receivables		(107)
Due from affiliates		(53,039)
Prepaid service fees and dealer advances		(2,878)
Other assets		(3,125)
Haircuts on securities and outstanding wire trades		(700)
Add deferred income taxes, associated with dealer advances		830
Net capital		18,881
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250,000 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	18,631

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2011 and that included herein.

See accompanying independent auditors' report.

PIONEER FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of Pioneer
Investment Management, Inc.)

Computation for Determination of Reserve Requirements for
Broker Dealers under Rule 15c3 3 of the
Securities Exchange Act of 1934

December 31, 2011

(Dollars in thousands)

Pioneer Funds Distributor, Inc. is exempt from the reserve requirements of Rule 15c3-3, as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2011.

See accompanying independent auditor's report.



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pioneer Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Pioneer Funds Distributor, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012